SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the Quarterly Payment Date on December 20, 2001


                           CRUSADE MANAGEMENT LIMITED,
               as manager of the Crusade Global Trust No.2 of 2001
             (Exact name of Registrant as specified in its Charter)

             Level 11, 55 Market Street, Sydney, NSW 2000, Australia
          ------------------------------------------------------------
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  [X]             Form 40-F  [ ]


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [ ]                No   [X]


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________________________ .

OTHER EVENTS

         On the Quarterly Payment Date falling on December 20, 2001, Perpetual Trustees Consolidated Limited, in its capacity as issuer trustee (the "Issuer Trustee") made a regular quarterly distribution of principal and interest to the holders of the Class A Mortgage-Backed Floating Rate Notes (the "Notes").


FINANCIAL STATEMENTS AND EXHIBITS

         (c) Exhibits

         See page 4 for Exhibit Index

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, as Trust Manager for the Crusade Global Trust No. 2 of 2001, by the undersigned, thereunto duly authorized.


                                            Crusade Management Limited,
                                            as Trust Manager for the Crusade Global Trust No.2 of 2001,
                                            ----------------------------------------------------------
                                            (Registrant)



Dated: January __, 2002                     By:  /s/  Roger Desmarchelier
                                               -------------------------------------------------
                                            Name:   Roger Desmarchelier
                                            Title:  Executive Manager

EXHIBIT INDEX


Exhibit                 Description
-------                 ------------
99.1                    The Noteholders Report for the Quarterly Payment Date on
                        December 20, 2001

                                    Exh-99.1

[CRUSADE TRUST
     LOGO]

                               Noteholders Report
                        Crusade Global Trust No.2 of 2001
                      Coupon Period Ending 20 December 2001


USD NOTES
----------
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (USD)  Bond Factor       Coupon Rate        (USD)          Payment (USD)        (USD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class A Notes           745,851,851.89        93.231481%        3.53500%      7,698,444.44        54,148,148.11     0.00

                        --------------------  ----------------  -----------   ----------------    ---------------   -----------
                                                                              Coupon Payments       Principal       Charge Offs
                        FV Outstanding (AUD)  Bond Factor       Coupon Rate        (AUD)          Payments (AUD)        (AUD)
                        --------------------  ----------------  -----------   ----------------    ---------------   -----------

Class B Notes           37,550,000.00         100.000000%       5.00810%      504,912.53          0.00              0.00
Class C Notes           3,235,000.00          100.000000%       5.22810%      45,409.99           0.00              0.00


                                                                     30-Nov-01
POOL SUMMARY                                                            AUD
------------                                                       -------------
Outstanding Balance - Variable Rate Housing Loans                  1,117,267,556
Outstanding Balance - Fixed Rate Loans                               314,165,231
Number of Loans                                                           10,981
Weighted Average Current LVR                                              64.33%
Average Loan Size                                                        130,355
Weighted Average Seasoning                                             17.4 mths
Weighted Average Term to Maturity                                       277 mths


PRINCIPAL COLLECTIONS                                                   AUD
---------------------                                              -------------
Scheduled Principal Payments                                        8,902,613.60
Unscheduled Principal Payments                                    105,025,943.91
Redraws                                                             6,228,164.83

Principal Collections                                             107,700,392.68


Total Available Principal                                              AUD
-------------------------                                         --------------
Principal Collections                                             107,700,392.68
Principal Charge Offs                                                       0.00
Principal Draw                                                      6,299,366.25
Total Available Principal                                         101,401,026.43

Outstanding Principal Draws From Previous Period                             0.0

Principal Distributed                                             101,401,026.43
Principal Retained                                                          0.00


TOTAL AVAILABLE FUNDS                                                 AUD
---------------------                                             --------------
Available Income                                                   21,986,298.68
Principal Draw                                                      6,299,366.25
Liquidity Draw                                                              0.00

Total Available Funds                                              28,285,664.93


REDRAW & LIQUIDITY FACILITIES                                          AUD
-----------------------------                                     --------------
Redraw Shortfall                                                            0.00
Redraw Carryover Charge Offs                                                0.00


CPR
---
                                             Sep-01       Oct-01       Nov-01
                                             ------       ------       ------
                        1 mth CPR              n/a        25.13%       26.52%


ARREARS
-------
                         % of pool
                        (by balance)
                        ------------
31 - 59 days                0.29%
60 - 89 days                0.03%
90+ days                    0.00%
Defaults                     Nil
Losses                       Nil